United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Vale informs on the process of early extensions of railway concessions

Rio de Janeiro, July 29th, 2020 - Vale SA (“Vale”) informs that, in a virtual session held today, the Plenary of the Federal Auditor Court (“Tribunal” or “TCU”) decided to submit the proceedings TC-018.842/2019-4 and 018.841/2019-8 to the National Land Transportation Agency (“ANTT”) and the Ministry of Infrastructure (“MINFRA”) for the evaluation of the determinations and recommendations made by the Court on technical studies and legal documents related to the early extensions, for another 30 years, of the concession contracts for the Estrada de Ferro Vitória a Minas (“EFVM”) and the Estrada de Ferro Carajás (“EFC”), both granted to Vale until June 2027 and whose extension is proposed until June 2057. This is an important step provided for in Brazilian Law no. 13.448/17 and essential for the signing of the Amendment Terms to the EFVM and EFC concession contracts.

Following the TCU ruling’s publication and the considerations and adjustments to be promoted by ANTT and MINFRA, Vale will evaluate the technical-administrative and economic-financial conditions established for the early extension of the EFVM and EFC concession contracts and submit the proposal for the appreciation of its Board of Directors.

Vale believes that the anticipated extensions of its concessions are advantageous for society, since they present a series of benefits for the communities close to its concessions and for the economic development of the country, being also beneficial to the company, in view of the nature of its business, whereby the investment decision is guided by a long-term vision, being both the guarantee of maintaining the integrated logistics model and the railway flow capacity fundamental for the company's investment decision making and, consequently, its operational continuity.

Vale also informs, based on preliminary expectations and subject to the approval of its Board of Directors, that disbursements for the early extensions of railway concessions have already been considered in the company's long-term investment planning.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 29, 2020		Head of Investor Relations